02024061

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ASSET BACKED SECURITIES CORPORATION	0000797510
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for March 6, 2002	333-44300
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

Exhibit Index at page 3.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 6, 2002.

ASSET BACKED SECURITIES CORPORATION

By: ______________________

Name: Fiachra O'Driscoll
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

ASSET BACKED SECURITIES CORPORATION
Manufactured Housing Contract
Senior/Subordinated Pass-Through Certificates, Series 2002-A

SUBJECT TO REVISION
SERIES TERM SHEET DATED MARCH 4, 2002

Computational Materials

$129,600,000
(APPROXIMATE)

ORIGEN FINANCIAL L.L.C.
SELLER AND SERVICER

MANUFACTURED HOUSING CONTRACT
SENIOR/SUBORDINATED PASS-THROUGH CERTIFICATES,
SERIES 2002-A

MARCH 4, 2002

CREDIT SUISSE | FIRST BOSTON

DISCLAIMER

Attached is a preliminary Series Term Sheet describing the structure, collateral pool and certain aspects of the Origen Financial Manufactured Housing Contract Senior/Subordinated Pass-Through Certificates, Series 2002-A. The Series Term Sheet has been prepared for informational purposes only and is subject to modification or change based on information provided by Origen Financial L.L.C. The information and assumptions contained therein are preliminary and will be superseded by a prospectus, prospectus supplement and by any other additional information subsequently filed with the Securities and Exchange Commission or incorporated by reference in the Registration Statement.

Neither Credit Suisse First Boston Corporation nor any of its respective affiliates makes any representation as to the accuracy or completeness of any of the information set forth in the attached Series Term Sheet. This sheet nor the cover sheet are part of the Series Term Sheet.

A Registration Statement (including a base prospectus) relating to the Pass-Through Certificates has been filed with the Securities and Exchange Commission and declared effective. The final Prospectus and Prospectus Supplement relating to the securities will be filed after the securities have been priced and all of the terms and information are finalized. This communication is not an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Interested persons are referred to the final Prospectus and Prospectus Supplement to which the securities relate. Any investment decision should be based only upon the information in the final Prospectus and Prospectus Supplement as of their publication dates.

PRELIMINARY INFORMATION ONLY

	Class A-1	Class A-2	Class A-3	Class A-4	Class M-1	Class M-2	Class B-1
Amount:	$35,243,000	$24,362,000	$14,300,000	$23,295,000	$11,475,000	$10,800,000	$10,125,000
Type:	Fixed	Fixed	Fixed	Fixed	Fixed	Fixed	Fixed
Coupon:	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%
Approx. Price:	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%
Yield (%):	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%	[TBD]%
Spread (bps):	[TBD]	[TBD]	[TBD]	[TBD]	[TBD]	[TBD]	[TBD]
Avg Life (To Call):	1.00	3.00	5.00	11.22	9.72	9.72	9.72
Avg Life (To Mat):	1.00	3.00	5.00	11.97	10.17	10.17	10.17
1st Prin Pymt (To Call):	4/02	5/04	3/06	11/08	10/06	10/06	10/06
Last Prin Pymt (To Call):	5/04	3/06	11/08	2/17	2/17	2/17	2/17
Last Prin Pymt (To Mat):	5/04	3/06	11/08	6/23	2/23	2/23	2/23
Stated Mat:	12/13	11/18	12/23	5/32	5/32	5/32	5/32
Expected Settlement:	3/27/02	3/27/02	3/27/02	3/27/02	3/27/02	3/27/02	3/27/02
Payment Delay:	14 days	14 days	14 days	14 days	14 days	14 days	14 days
Interest Payment Basis:	30/360	30/360	30/360	30/360	30/360	30/360	30/360
Dated Date:	3/1/02	3/1/02	3/1/02	3/1/02	3/1/02	3/1/02	3/1/02
Ratings (Moody's/S&P):	Aaa/AAA	Aaa/AAA	Aaa/AAA	Aaa/AAA	Aa2/AA	A2/A	Baa2/BBB
Pricing Date:	TBD	TBD	TBD	TBD	TBD	TBD	TBD
Prepayment Speed:	200% MHP	200% MHP	200% MHP	200% MHP	200% MHP	200% MHP	200% MHP

Title of Securities	Origen Manufactured Housing Contract, Senior/Subordinate Pass-Through Certificates, Series 2002-A Class A-1, Class A-2, Class A-3, Class A-4, Class M-1, Class M-2, and Class B-1 fixed rate certificates
Seller	Origen Financial L.L.C.
Servicer	Origen Financial L.L.C.
Back-Up Servicer	Vanderbilt Mortgage and Finance, Inc.
Depositor	Asset Backed Securities Corporation
Underwriter	Credit Suisse First Boston Corporation
Trustee	Bank One
Collateral	Fixed rate manufactured housing contracts and loans
Closing Date Pool Principal Balance	$135,000,000 (approximate)
Credit Enhancement	1. Excess interest 2. Subordination 3. Overcollateralization
Excess Interest	Excess interest cashflows will be available as credit enhancement.
Subordination	

Class	Rating (Moody's/S&P)	Initial Credit Enhancement	Target Credit Enhancement
Class A-1 – A-4	Aaa/AAA	28.00%	31.00%
Class M-1	Aa2/AA	19.50%	22.50%
Class M-2	A2/A	11.50%	14.50%
Class B-1	Baa2/BBB	4.00%	7.00%

Overcollateralization	Initially 4.00% of the Closing Date Pool Principal Balance
Targeted Overcollateralization Amount	Prior to the date on which the Subordinated Certificate Distribution Tests are met, 7.00% of the Closing Date Pool Principal Balance. On and after the date on which the Subordinated Certificate Distribution Tests are met, the lesser of 7.00% of the Closing Date Pool Principal Balance and 12.25% of the then current principal balance of the Contracts (but in no event less than 1.00% of the Closing Date Pool Principal Balance).

Class Sizes

Class	Rating (Moody's/S&P)	Class Size
Class A-1 – A-4	Aaa/AAA	72.00%
Class M-1	Aa2/AA	8.50%
Class M-2	A2/A	8.00%
Class B-1	Baa2/BBB	7.50%

Cut-off Date
February 28, 2002 for the Statistical Contracts and the origination date of that loan for the Additional Contracts

Statistical Contracts
$128,255,926

Additional Contracts
On the closing date, Additional Contracts will be added to the contract pool. The Additional Contracts are expected to have an aggregate principal balance of approximately $6,744,074. The Statistical Contracts and the Additional Contracts together will be referred to as the Closing Date Contracts. The aggregate principal balance of the Closing Date Contracts as of the related Cut-off Date is expected to be approximately $135,000,000 (the "Closing Date Pool Principal Balance").

Maximum Rate
Remittance rates on the A-1, A-2, A-3, A-4, M-1, M-2 and B-1 Certificates are subject to a maximum rate equal to (a) the weighted average contract rate of the contracts less (b) the backup servicing and trustee fees (approximately 0.10%) and (c) if Origen is no longer the servicer, the servicing fee of 1.00%.

Servicing Fee
For as long as Origen is the servicer, the servicing fee of 1.00% per annum is subordinate to the Offered Certificates.

Purchase Option; Auction Sale
The servicer may repurchase the remaining assets in the trust after the remittance date (the "optional termination date") on which the remaining pool balance is less than 10% of the Closing Date Pool Principal Balance, thereby causing early termination of the trust. If the servicer does not exercise this purchase option, then on the next remittance date, the trustee will begin an auction process to sell the contracts and the other trust assets at the highest possible price, but the trustee cannot sell the trust assets and liquidate the trust unless the proceeds of that sale are sufficient to pay the aggregate unpaid principal balance of the certificates plus all accrued and unpaid interest. If the auction of the trust property is not successful because the highest bid received was too low, then on each remittance date after that all of the amount available remaining after payments of interest and principal due on all certificates and payment of the trust fees will be used to make additional payments of principal on the outstanding Class M-1, Class M-2, and Class B-1 certificates, pro rata based on the principal balance of such certificates after giving effect to distributions of principal on that remittance date, until the principal balance of those classes are reduced to zero.

Remittance Date
The 15th day of each month or, if such day is not a business day, the next succeeding business day, beginning in April 2002.

Interest Accrual
For all Classes interest will accrue during the calendar month preceding the month in which the related remittance date occurs. Interest is calculated using a 30/360 day count.

Cashflow Priority

PRIORITY OF DISTRIBUTIONS:

1. Trustee fee to the Trustee;
2. Concurrently, the backup servicing fee to the backup servicer, and if Origen is no longer the servicer, the servicing fee to the servicer;
3. Concurrently, to each Class of Class A certificates, the related Interest Distribution Amount for that remittance date, pro rata based on the interest Distribution Amount each Class is entitled to receive, with any shortfall in the amount available being allocated pro rata on that basis;
4. The Interest Distribution Amount for the Class M-1 certificates for that remittance date;
5. The Interest Distribution Amount for the Class M-2 certificates for that remittance date;
6. The Interest Distribution Amount for the Class B-1 certificates for that remittance date;
7. Concurrently, to each class of Class A certificates, the related Unpaid Class Principal Shortfall Amount, if any, pro rata based on the principal balance of each class of Class A certificates;
8. The Class A Percentage of the Formula Principal Distribution Amount to the Class A certificates in the following order of priority:
   (a) to the Class A-1 certificates, until the principal balance of the Class A-1 certificates has been reduced to zero;
   (b) to the Class A-2 certificates, until the principal balance of the Class A-2 certificates has been reduced to zero;
   (c) to the Class A-3 certificates, until the principal balance of the Class A-3 certificates has been reduced to zero;
   (d) to the Class A-4 certificates, until the principal balance of the Class A-4 certificates has been reduced to zero;
9. To the Class M-1 certificates as follows:
   (a) any Unpaid Class M-1 Principal Shortfall;
   (b) the Class M-1 Percentage of the Formula Principal Distribution Amount;
   (c) any Class M-1 Liquidation Loss Interest Amount;
   (d) any Class M-1 Liquidation Loss Interest Shortfall;
10. To the Class M-2 certificates as follows:
    (a) any Unpaid Class M-2 Principal Shortfall;
    (b) the Class M-2 Percentage of the Formula Principal Distribution Amount;
    (c) any Class M-2 Liquidation Loss Interest Amount;
    (d) any Class M-2 Liquidation Loss Interest Shortfall;
11. To the Class B-1 certificates as follows:
    (a) any Unpaid Class B-1 Principal Shortfall;
    (b) the Class B-1 Percentage of the Formula Principal Distribution Amount;
    (c) any Class B-1 Liquidation Loss Interest Amount;
    (d) any Class B-1 Liquidation Loss Interest Shortfall;
12. If Origen is the servicer, the monthly servicing fee to the servicer;
13. The additional principal distribution, if available, to the holders of the offered certificates, in the order of priority described in clauses (8), (9), (10) and (11) above, until the required level of overcollateralization is met;
14. After the optional termination date, any additional principal distribution to the Class M-1, Class M-2 and Class B-1 certificates, pro rata until those principal balances are reduced to zero;
15. After the optional termination date, any additional principal distribution to the Class A certificates, pro rata until those principal balances are reduced to zero;
16. To the Class X Certificates, the amount specified in the pooling and servicing agreement; and
17. Remaining amounts to the Class R certificates.

Subordinated Certificate Distribution Test

For each subordinated certificate, the distribution test will be satisfied if each of the following tests is satisfied:

(1) the remittance date occurs on or after October 2006

(2) the Pool Performance Test is satisfied;

(3) (a) for the Class B-1 certificates, the sum of the Class B-1 principal balance and the overcollateralization amount divided by the pool principal balance as of the immediately preceding remittance date must be equal to or greater than 25.375;

(b) for the Class M-2 certificates, the sum of the Class M-2 principal balance, the Class B-1 principal balance and the overcollateralization amount divided by the pool principal balance as of the immediately preceding remittance date must be equal to or greater than 39.375;

(c) for the Class M-1 certificates, the sum of the Class M-1 principal balance, the Class M-2 principal balance, the Class B-1 principal balance and the overcollateralization amount divided by the pool principal balance as of the immediately preceding remittance date must be equal to or greater than 54.250;

Pool Performance Test

1. The average sixty day delinquency ratio is less than or equal to [6.0]%;
2. The current realized loss ratio is less than or equal to [3.5]%;
3. The cumulative realized losses are less than or equal to the following percentages of the Closing Date Pool Principal Balance:
   [7.50]% October 2006 through September 2007,
   [9.50]% October 2007 through September 2008,
   [11.50]% October 2008 through September 2009, and
   [13.50]% October 2009 and thereafter.

Class M-1 Percentage

(i) as to any remittance date prior to the date on which the Class A-4 principal balance is reduced to zero and on which the Class M-1 Distribution Test is not satisfied, 0%, and

(ii) as to any remittance date after the date on which the Class A-4 principal balance is reduced to zero or on which the Class M-1 Distribution Test is satisfied, a fraction, expressed as a percentage, the numerator of which is the Class M-1 principal balance and the denominator of which is the sum of (a) the Class A principal balance, (b) the Class M-1 principal balance, (c) if the Class M-2 Distribution Test is satisfied, the Class M-2 principal balance , otherwise zero, and (d) if the Class B Distribution Test is satisfied, the Class B principal balance, otherwise zero.

Class M-2 Percentage

(i) as to any remittance date prior to the date on which the Class M-1 principal balance is reduced to zero and on which the Class M-2 Distribution Test is not satisfied, 0%, and

(ii) as to any remittance date after the date on which the Class M-1 principal balance is reduced to zero or on which the Class M-2 Distribution Test is satisfied, a fraction, expressed as a percentage, the numerator of which is the Class M-2 principal balance and the denominator of which is the sum of (a) the Class A principal balance, (b) the Class M-1 principal balance, (c) the Class M-2 principal balance , and (d) if the Class B Distribution Test is satisfied, the Class B principal balance, otherwise zero.

Class B-1 Percentage	(i) as to any remittance date prior to the date on which the Class A principal balance, the Class M-1 principal balance, and the Class M-2 principal balance have not been reduced to zero and on which the Class B Distribution Test is not satisfied, 0%, and (ii) as to any remittance date, a fraction, expressed as a percentage, the numerator of which is the Class B-1 principal balance and the denominator of which is the sum of (a) the Class A principal balance, (b) the Class M-1 principal balance, (c) the Class M-2 principal balance, and (d) the Class B-1 principal balance.
Allocation of Losses	Losses on the Contracts will be allocated first against excess interest and then against the overcollateralization amount. To the extent the amount of losses exceeds those amounts, the adjusted certificate principal balance of the most subordinated class of subordinated certificates will be reduced by the amount of that excess (with any such reduction referred to as the Liquidation Loss Amount for that Class). The Liquidation Loss Interest Shortfall for a class is one-month's interest on that class' Liquidation Loss Amount for that remittance date. The Liquidation Loss Interest Amount for a class is the excess of the aggregate of that class' liquidation loss interest amounts over any amount paid to such class in respect of those liquidation loss interest amounts.
Unpaid Principal Shortfall Amount	A class' Unpaid Principal Shortfall for a remittance date is excess of the amount of principal to which such class is entitled over the amount of principal such class actually received in respect of such amounts.
ERISA Considerations	All classes of certificates are expected to be ERISA eligible. However, investors should consult with their counsel with respect to the consequences under ERISA and the Code of the Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility	The Class A and Class M-1 certificate are expected to be SMMEA eligible.
Prospectus	The Certificates are being offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Complete information with respect to the Certificates and the Collateral is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus, the Prospectus shall govern in all respects. Sales of the Certificates may not be consummated unless the purchaser has received the Prospectus.
Further Information	Call the ABS trading desk at (212) 325-2747, John Herbert at (212) 325-2412, Susan Menkhaus at (212) 325-3475, Joshua Powell at (212) 325-0616, Plamen Mitrikov at (212) 325-1491 or Jesse Sable at (212) 325-1504 with questions.

DESCRIPTION OF STATISTICAL COLLATERAL

The following collateral information describes the Statistical Contracts as of the Statistical Cut-off Date. Prior to the Closing Date, Additional Contracts will be added to the Statistical Contracts to form the Closing Date Contracts that are the initial assets of the trust.

Statistical Collateral:	$128,255,925.78
Statistical Cut off Date of Tape:	February 28, 2002
Number of loans:	3,130
Aggregate Remaining Principal Balance:	$128,255,925.78
Aggregate Original Principal Balance:	$129,130,353.34
Weighted Average Gross Contract Rate:	10.770%
Gross Contract Rate Range:	5.990% – 16.970%
Average Remaining Principal Balance:	$40,976.33
Average Original Principal Balance:	$41,255.70
Maximum Remaining Principal Balance:	$198,034.05
Minimum Remaining Principal Balance:	$6,814.85
Maximum Original Principal Balance:	$198,648.00
Minimum Original Principal Balance:	$7,700.00
Weighted Average Stated Rem. Term (PTD to Mat Date):	304
Stated Rem Term Range:	52 – 360
Weighted Average Age:	6
Age Range:	0 – 23
Weighted Average Original Term	310
Original Term Range:	60 – 360
Weighted Average Original LTV:	87.60%
Original LTV Range:	21.81% - 98.69%
New Loans:	$112,999,748.51 (88.10%)
Used Loans:	$11,144,221.19 (8.69%)
Repo-Refi Loans:	$4,111,956.08 (3.21%)
Park	$37,271,800.71 (29.06%)
Non-Park	$90,984,125.07 (70.94%)
Land Home:	$6,250,893.85 (4.87%)

FICO Score [1]

FICO Score	Number of Contracts as of Statistical Cut-off Date	Aggregate Principal Balance Outstanding as of Statistical Cut-off Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Cut-off Date
unknown	64	$2,087,380.45	1.63%
451 - 500	1	12,945.00	0.01
501 - 550	35	1,349,154.20	1.05
551 - 600	190	8,080,505.28	6.30
601 - 650	727	30,938,175.44	24.12
651 - 700	914	37,845,822.51	29.51
701 - 750	746	29,728,897.34	23.18
751 - 800	427	17,167,805.51	13.39
801 - 850	26	1,045,240.05	0.81
Total:	3,130	$128,255,925.78	100.00%

(1) The weighted average FICO score (excluding the contracts for which no score was available, or the score was below 350) was approximately 682, based on the aggregate scheduled principal balance as of the Statistical Cut-off Date.

Original Loan-to-Value Ratios[1]

Loan-to-Value Ratio[1]	Number of Contracts as of Statistical Cut-off Date	Aggregate Principal Balance Outstanding as of Statistical Cut-off Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Cut-off Date
20.01% - 25.00%	1	$16,508.89	0.01%
25.01% - 30.00%	6	81,580.09	0.06
30.01% - 35.00%	4	108,994.46	0.08
35.01% - 40.00%	10	182,644.25	0.14
40.01% - 45.00%	7	137,814.83	0.11
45.01% - 50.00%	13	375,478.68	0.29
50.01% - 55.00%	19	458,446.15	0.36
55.01% - 60.00%	16	619,028.95	0.48
60.01% - 65.00%	27	733,994.22	0.57
65.01% - 70.00%	44	1,473,069.49	1.15
70.01% - 75.00%	68	2,271,641.60	1.77
75.01% - 80.00%	500	18,974,251.58	14.79
80.01% - 85.00%	324	11,495,798.09	8.96
85.01% - 90.00%	1,224	54,134,855.50	42.21
90.01% - 95.00%	839	36,141,493.86	28.18
95.01% - 100.00%	28	1,050,325.14	0.82
Total:	3,130	$128,255,925.78	100.00%

(1) The weighted average original Loan-to-Value Ratio of the statistical contracts was approximately 87.60% as of the Statistical Cut-off Date.

Remaining Principal Balance [1]

Remaining Principal Balance	Number of Contracts as of Statistical Cut-off Date	Aggregate Principal Balance Outstanding as of Statistical Cut-off Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Cut-off Date
$10,000.00 or less	18	$150,877.75	0.12%
$10,000.01 - $20,000.00	245	3,946,761.34	3.08
$20,000.01 - $30,000.00	587	14,903,216.18	11.62
$30,000.01 - $40,000.00	809	28,442,478.69	22.18
$40,000.01 - $50,000.00	628	28,118,637.11	21.92
$50,000.01 - $60,000.00	477	26,066,067.91	20.32
$60,000.01 - $70,000.00	231	14,817,930.90	11.55
$70,000.01 - $80,000.00	68	5,010,146.17	3.91
$80,000.01 - $90,000.00	27	2,290,087.04	1.79
$90,000.01 - $100,000.00	20	1,895,608.63	1.48
$100,000.01 - $110,000.00	6	627,103.99	0.49
$110,000.01 - $120,000.00	3	345,485.13	0.27
$120,000.01 - $130,000.00	4	496,054.29	0.39
$130,000.01 - $140,000.00	1	131,698.56	0.1
$140,000.01 - $150,000.00	1	141,041.67	0.11
$150,000.01 - $160,000.00	2	305,071.10	0.24
$160,000.01 or greater	3	567,659.32	0.44
Total:	3,130	$128,255,925.78	100.00%

(1) The average remaining principal balance amount of the statistical contracts was approximately $40,976.33.

Original Principal Balance [1]

Original Principal Balance	Number of Contracts as of Statistical Cut-off Date	Aggregate Principal Balance Outstanding as of Statistical Cut-off Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Cut-off Date
$10,000.00 or less	12	$99,612.93	0.08%
$10,000.01 - $20,000.00	235	3,710,557.33	2.89
$20,000.01 - $30,000.00	587	14,749,916.03	11.5
$30,000.01 - $40,000.00	803	28,065,058.06	21.88
$40,000.01 - $50,000.00	634	28,140,005.07	21.94
$50,000.01 - $60,000.00	483	26,274,633.63	20.49
$60,000.01 - $70,000.00	232	14,779,194.46	11.52
$70,000.01 - $80,000.00	76	5,557,689.70	4.33
$80,000.01 - $90,000.00	27	2,279,617.06	1.78
$90,000.01 - $100,000.00	20	1,885,688.12	1.47
$100,000.01 - $110,000.00	6	617,208.15	0.48
$110,000.01 - $120,000.00	4	455,220.30	0.35
$120,000.01 - $130,000.00	4	496,054.29	0.39
$130,000.01 - $140,000.00	1	131,698.56	0.1
$140,000.01 - $150,000.00	1	141,041.67	0.11
$150,000.01 - $160,000.00	2	305,071.10	0.24
$160,000.01 or greater	3	567,659.32	0.44
Total:	3,130	$128,255,925.78	100.00%

(1) The average original principal balance amount of the statistical contracts was approximately $41,255.70.

Current Contract Rates [1]

Current Contract Rate	Number of Contracts as of Statistical Cut-off Date	Aggregate Principal Balance Outstanding as of Statistical Cut-off Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Cut-off Date
5.000% - 5.999%	1	$52,542.69	0.04%
6.000% - 6.999%	2	100,321.60	0.08
7.000% - 7.999%	22	1,381,940.64	1.08
8.000% - 8.999%	346	17,214,074.66	13.42
9.000% - 9.999%	529	24,802,891.44	19.34
10.000% - 10.999%	687	31,311,699.95	24.41
11.000% - 11.999%	613	23,973,911.63	18.69
12.000% - 12.999%	520	17,561,032.41	13.69
13.000% - 13.999%	274	8,545,801.61	6.66
14.000% - 14.999%	108	2,733,361.83	2.13
15.000% - 15.999%	26	542,331.16	0.42
16.000% - 16.999%	2	36,016.16	0.03
Total:	3,130	$128,255,925.78	100.00%

(1) The weighted average current statistical contract rate was approximately 10.770% as of the Statistical Cut-off Date.

Remaining Terms to Maturity (In Months) (1)

Remaining Term to Maturity	Number of Contracts as of Statistical Cut-off Date	Aggregate Principal Balance Outstanding as of Statistical Cut-off Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Cut-off Date
31 - 60	2	$21,540.99	0.02%
61 - 90	44	623,963.62	0.49
91 - 120	107	2,219,190.34	1.73
121 - 150	15	422,122.56	0.33
151 - 180	282	8,421,981.25	6.57
211 - 240	848	29,551,012.20	23.04
271 - 300	256	9,294,227.24	7.25
331 - 360	1,576	77,701,887.58	60.58
Total:	3,130	$128,255,925.78	100.00%

(1) The weighted average remaining term to maturity of the statistical contracts was approximately 304 months as of the Statistical Cut-off Date.

Original Terms to Maturity (In Months) (1)

Original Term to Maturity	Number of Contracts as of Statistical Cut-off Date	Aggregate Principal Balance Outstanding as of Statistical Cut-off Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Cut-off Date
31 - 60	2	$21,540.99	0.02%
61 - 90	43	610,876.66	0.48
91 - 120	108	2,232,277.30	1.74
121 - 150	15	422,122.56	0.33
151 - 180	282	8,421,981.25	6.57
211 - 240	848	29,551,012.20	23.04
271 - 300	256	9,294,227.24	7.25
331 - 360	1,576	77,701,887.58	60.58
Total:	3,130	$128,255,925.78	100.00%

(1) The weighted average original term to maturity of the statistical contracts was approximately 310 months as of the Statistical Cut-off Date.

Year of Origination [1]

Year of Origination	Number of Contracts as of Statistical Cut-off Date	Aggregate Principal Balance Outstanding as of Statistical Cut-off Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Cut-off Date
2000	1	$88,271.32	0.07%
2001	2,854	116,775,623.93	91.05
2002	275	11,392,030.53	8.88
Total:	3,130	$128,255,925.78	100.00%

(1) The weighted average months since origination of the statistical contracts was approximately 6 months as of the Statistical Cut-off Date

Unit Type

Unit Type	Number of Contracts as of Statistical Cut-off Date	Aggregate Principal Balance Outstanding as of Statistical Cut-off Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Cut-off Date
Multi-section home	1,982	$96,554,212.01	75.28%
Single-section home	1,148	31,701,713.77	24.72
Total:	3,130	$128,255,925.78	100.00%

Property Type

Property Type	Number of Contracts as of Statistical Cut-off Date	Aggregate Principal Balance Outstanding as of Statistical Cut-off Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Cut-off Date
Land Home	89	$6,250,893.85	4.87%
Home only	3,041	122,005,031.93	95.13
Total:	3,130	$128,255,925.78	100.00%

Geographical Distribution [1]

Geographic Location	Number of Contracts as of Statistical Cut-off Date	Aggregate Principal Balance Outstanding as of Statistical Cut-off Date	% of Contract Pool by Outstanding Principal Balance as of Statistical Cut-off Date
Alabama	256	$10,305,335.04	8.03%
Arizona	57	2,591,018.94	2.02
Arkansas	105	4,021,752.42	3.14
California	77	5,323,073.47	4.15
Colorado	23	1,015,949.92	0.79
Delaware	4	163,312.21	0.13
Florida	144	7,508,407.74	5.85
Georgia	231	9,819,494.50	7.66
Idaho	11	414,850.71	0.32
Illinois	9	335,191.43	0.26
Indiana	25	840,997.28	0.66
Iowa	7	229,959.23	0.18
Kansas	10	391,258.95	0.31
Kentucky	137	4,232,877.02	3.30
Maryland	32	1,523,421.36	1.19
Michigan	183	7,329,588.61	5.71
Minnesota	14	557,070.41	0.43
Mississippi	197	7,740,921.00	6.04
Missouri	63	2,289,571.50	1.79
Montana	3	76,480.59	0.06
Nebraska	1	45,284.47	0.04
Nevada	11	525,224.32	0.41
New Mexico	34	1,425,621.36	1.11
New York	41	1,436,203.13	1.12
North Carolina	116	4,781,516.92	3.73
Ohio	61	2,198,198.25	1.71
Oklahoma	63	2,314,503.43	1.80
Oregon	19	845,524.69	0.66
Pennsylvania	20	884,159.12	0.69
South Carolina	134	5,990,752.87	4.67
Tennessee	134	5,220,049.88	4.07
Texas	718	29,159,170.31	22.74
Utah	32	1,197,030.54	0.93
Virginia	55	1,848,305.18	1.44
Washington	23	1,053,957.89	0.82
West Virginia	80	2,619,891.09	2.04
Total:	3,130	$128,255,925.78	100.00%

(1) Based on the mailing address of the obligor on the related statistical contract as of the Statistical Cut-off Date.

MHP PREPAYMENT SENSITIVITIES

	0% MHP		100% MHP		150% MHP	
	WAL	Maturity	WAL	Maturity	WAL	Maturity
To Optional Termination						
Class A-1	6.13	12/13	1.70	12/05	1.25	12/04
Class A-2	14.24	11/18	5.28	3/09	3.84	4/07
Class A-3	18.78	12/23	9.01	12/13	6.63	12/10
Class A-4	25.74	2/30	17.50	12/23	14.02	3/20
Class M-1	23.54	2/30	14.80	12/23	11.73	3/20
Class M-2	23.54	2/30	14.80	12/23	11.73	3/20
Class B-1	23.54	2/30	14.80	12/23	11.73	3/20
To Maturity						
Class A-1	6.13	12/13	1.70	12/05	1.25	12/04
Class A-2	14.24	11/18	5.28	3/09	3.84	4/07
Class A-3	18.78	12/23	9.01	12/13	6.63	12/10
Class A-4	25.93	7/31	18.25	7/29	14.83	9/26
Class M-1	23.67	7/31	15.22	7/29	12.17	5/26
Class M-2	23.67	7/31	15.22	7/29	12.17	5/26
Class B-1	23.67	7/31	15.22	7/29	12.17	5/26

	200% MHP		250% MHP		300% MHP	
	WAL	Maturity	WAL	Maturity	WAL	Maturity
To Optional Termination						
Class A-1	1.00	5/04	0.84	12/03	0.72	9/03
Class A-2	3.00	3/06	2.46	6/05	2.09	12/04
Class A-3	5.00	11/08	3.79	8/06	3.20	12/05
Class A-4	11.22	2/17	8.47	10/14	6.25	12/12
Class M-1	9.72	2/17	8.80	10/14	8.08	12/12
Class M-2	9.72	2/17	8.80	10/14	8.08	12/12
Class B-1	9.72	2/17	8.80	10/14	8.08	12/12
To Maturity						
Class A-1	1.00	5/04	0.84	12/03	0.72	9/03
Class A-2	3.00	3/06	2.46	6/05	2.09	12/04
Class A-3	5.00	11/08	3.79	8/06	3.20	12/05
Class A-4	11.97	2/23	9.04	9/20	6.61	10/18
Class M-1	10.17	2/23	9.33	9/20	8.69	10/18
Class M-2	10.17	2/23	9.33	9/20	8.69	10/18
Class B-1	10.17	2/23	9.33	9/20	8.69	10/18

ADDITIONAL DISCLAIMER

By entering into a transaction with CSFB, you acknowledge that you have read and understood the following terms: CSFB is acting solely as an arm's length contractual counterparty and not as your financial adviser or fiduciary unless it has agreed to so act in writing. Before entering into any transaction you should ensure that you fully understand its potential risks and rewards and independently determine that it is appropriate for you given your objectives, experience, financial and operational resources, and other relevant circumstances. You should consult with such advisers, as you deem necessary to assist you in making these determinations. You should also understand that CSFB or its affiliates may provide banking, credit and other financial services to any company or issuer of securities or financial instruments referred to herein, underwrite, make a market in, have positions in, or otherwise buy and sell securities or financial instruments which may be identical or economically similar to any transaction entered into with you. If we make a market in any security or financial instrument, it should not be assumed that we will continue to do so. Any indicative terms provided to you are provided for your information and do not constitute an offer, a solicitation of an offer, or any advice or recommendation to conclude any transaction (whether on the indicative terms or otherwise). Any indicative price quotations, disclosure materials or analyses provided to you have been prepared on assumptions and parameters that reflect good faith determinations by us or that have been expressly specified by you and do not constitute advice by us. The assumptions and parameters used are not the only ones that might reasonably have been selected and therefore no guarantee is given as to the accuracy, completeness, or reasonableness of any such quotations, disclosure or analyses. No representation or warranty is made that any indicative performance or return indicated will be achieved in the future. None of the employees or agents of CSFB or its affiliates is authorized to amend or supplement the terms of this notice, other than in the form of a written instrument, duly executed by an appropriately authorized signatory and countersigned by you.